SECURI 05037671 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIGHTHOUSE CAPITAL CORPORATION

OFFICIAL USE ONLY
41812
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

659 Abrego Street
(No. and Street)

Monterey CA 93940
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Zamecki (813) 375-6624
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON MARKLE STUCKEY HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle Larkspur CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIGHTHOUSE CAPITAL CORPORATION, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J Zamecki
Signature

President
Title

C. MARSH
COMM. # 1415141
Notary Public-California
County of Monterey
My Comm. Exp. May 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2004

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 23, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2004

Assets

Current assets		
Cash and cash equivalents	$	22,175
Investment		4,363
Commissions receivable - securities		18,541
Commissions receivable - concessions		61,971
Accounts receivable - other		16,016
Officer receivable		77,109
Prepaid expenses		4,686
Total current assets		204,861
Property and equipment, at cost		10,469
Accumulated depreciation		(4,501)
Property and equipment, net		5,968
Deposits - rent		1,700
Total assets	$	212,529

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2004
(Continued)

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	6,070
Contracts payable		3,273
Commissions payable - securities		13,327
Commissions payable - concessions		49,606
Payroll taxes payable		9,708
Deferred income taxes		6,917
Total current liabilities		88,901
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		107,297
Total stockholder's equity		123,628
Total liabilities and stockholder's equity	$	212,529

See accompanying notes.

Lighthouse Capital Corporation
Statement of Income
Year ended December 31, 2004

Revenue	
Commissions	$ 1,014,434
Conference income	13,350
Interest	47
Other	6,225
Total revenue	1,034,056
Expenses	
Commissions	709,110
Officer salary and benefits	155,331
Office salary and benefits	32,956
Payroll taxes	10,602
Conference costs	12,549
Arbitration fees	5,497
Insurance	2,855
Office expense	26,512
Professional fees	23,063
Regulatory fees	11,080
Rent and utilities	16,264
Telephone	3,787
Travel and entertainment	9,734
Contributions	500
Loss on abandonment of equipmen	185
Depreciation and amortization	647
Total expenses	1,020,672
Income before income taxes	13,384
Income taxes	1,761
Net income	$ 11,623

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2004

	Common stock		Additional	Retained	Total
	Shares	Amount	paid in capital	earnings	equity
Balances, January 1, 2004	510,000	$15,000	$1,331	$95,674	$112,005
Net income	--	--	--	11,623	11,623
Balances, December 31, 2004	$510,000	$15,000	$1,331	$107,297	$123,628

See accompanying notes.

Lighthouse Capital Corporation
Statement of Cash Flows
Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 11,623
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	647
Abandonment of fixed assets	185
Changes to current assets and liabilities	
Commissions receivable - securities	(838)
Commissions receivable - concessions	(61,971)
Accounts receivable - other	3,129
Officer receivable	3,589
Prepaid expenses	(370)
Investment	(47)
Accounts payable	5,779
Contracts payable	3,273
Commissions payable - securities	(474)
Commissions payable - concessions	49,606
Payroll taxes payable	9,464
Accrued salaries	(945)
Deferred income taxes	961
Net cash provided by operating activities	23,611
Net cash used for financing activities:	
Acquisition of fixed assets	(5,902)
Deposits	(1,200)
Cash, beginning of year	5,666
Cash , end of year	$ 22,175
Supplemental information	
Cash paid for income taxes	$ 800

See accompanying notes.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2004

Note 1 – Summary of significant accounting policies

Basis of presentation
Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole stockholder of the Company.

Basis of accounting
The Company maintains its books on the accrual basis of accounting. The Company recognizes commission revenue and related expenses on the related trade date.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and the clearing broker, available on demand.

Allowance of uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectibility. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2004, the Company concluded that an allowance for doubtful accounts was not necessary.

Property and equipment
Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2004
(continued)

Note 1 – Summary of significant accounting policies (continued)

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provided for amortization of those capitalized costs using the straight-line method over five years.

Officer Compensation
Compensation paid to the officer/stockholder of the Company is on an as availability basis. That is, regardless of the commissions earned, compensation is recorded only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/stockholder are not included in commissions payable. There were no commissions owed the officer/stockholder at December 31, 2004.

Income taxes
The Company follows Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and use of the cash basis of accounting for income tax purposes.

Income tax expense of $1,761 is the amount currently paid or payable, net of the change in deferred income tax assets and liabilities, as follows:

Federal income tax – Current	$ -
Federal income tax – Deferred	961
State income tax – Current	800
State income tax – Deferred	-
Income tax expense	$1,761

Note 1 – Summary of significant accounting policies (continued)

Use of estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 – Clearing broker deposit and restricted cash and cash equivalents

The clearing broker for the Company requires the Company to maintain a minimum deposit of $2,500. Total restricted cash is $2,500 and is held in an escrow account by the clearing broker.

Note 3 – Investment

The investment consists of a single certificate of deposit at a commercial bank with an original maturity of 180 days. The Company states the investment at cost plus accrued interest (at 1.24%), which approximates its fair value. The investment matures January 24, 2005.

Note 4 – Accounts receivable – other

Accounts receivable – other consists principally of amounts advanced on behalf of and to be repaid by one of the independent brokers using the services of the Company.

Note 5 – Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference that the Company puts on during May of each year. There was no deferred revenue at December 31, 2004.

Note 6 – Rent expense

The Company relocated its offices as of August 26, 2004. The Company leases these offices under a two year lease arrangement payable at $1,700 per month. The lease will change to a month to month operating lease as of August 14, 2006. The lease commitment for 2005 is $20,400 and $12,750 for 2006.

Note 7 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel.

In May, 2002 a claim was filed against the Company: *Susan Peregoy, Successor TTEE, the Winnette M. Elsworth Living Trust v. Lighthouse Capital Corporation, et.al.* An arbitration hearing was held in July 2003. The Company denied claimants Claim for Arbitration which alleged out-of-pocket losses of $182,000, based upon misrepresentation and/or failing to disclose material facts in violation of Rules 2110, 2120, 2310 and 3010 of the Conduct of Rules of the NASD. However, the Arbitrator's ruled for the claimant. The Company's and its representative's share of the award amounted to $25,000. The Company paid the claimant as directed and billed its representative for his share of the award, $20, 000. As of December 31, 2004, the representative owed the Company $16,016.

In May, 2004 a claim was filed against the Company: *Lana Anderson v. Lighthouse Capital Corporation, et al.* The Claim for Arbitration alleges that the Company and the individual defendants caused an unsuitable investment to be made on behalf of claimant. The claimant's entire investment, approximately $ 100,000, was lost and she is seeking recourse for this loss, as well as, interest and punitive damages and other costs. The Company denies the allegations and takes the position that the investment was lost due to fraud perpetrated by the issuer of the investment into which the claimants funds were placed. Walter Lewis, the Company's representative, has also answered this claim and has filed a cross-claim against the Company. The arbitration is scheduled for March 17, 2005.

Note 7 – Commitments and contingencies (continued)

The Department of Enforcement of the NASD has asserted that the Company was in violation of certain record keeping requirements and failed to maintain its required minimum net capital for four (4) days business days. The Company is negotiating with the NASD on a possible offer of settlement by way of an Acceptance, Waiver and Consent ("AWC") without admitting or denying the allegations and would be willing to accept a censure and a joint and several fine in full settlement of the matter. To date, no determination has been made by the NASD.

Management believes that the matters discussed in the preceding two paragraphs will be settled without a material adverse effect on the Company's financial position. Accordingly, no amounts have been accrued or otherwise expensed with regard to settlement of these matters in the accompanying financial statements

Note 8 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2004

Balance, January 1, 2004	$	--
Increases (decreases)		--
Balance, December 31, 2004	$	--

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net Capital		
Total stockholders' equity		$123,628
Concessions receivable, net of commissions		
Payable on concessions	$ 12,365	
Accounts receivable – other	16,016	
Officer receivable	77,109	
Prepaid expenses	4,686	
Property and equipment, net	5,968	
Deposits – rent	1,700	
Deferred tax on non-allowable assets [SEC Rule 15c3-1(2)(i)(C)(2)]	(7,448)	
Total non-allowable assets		(110,396)
Net capital		$ 13,232
Total Aggregate Indebtedness		
Accounts payable	$ 6,070	
Contracts payable	3,273	
Commissions payable – securities	13,327	
Commissions payable - concessions	49,606	
Payroll taxes payable	9,708	
Total aggregate indebtedness		$ 81,984
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 5,465
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital		$ 13,232
Excess net capital		$ 8,232
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 5,034

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2004

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$22,058
Audit adjustments	(8,826)
Net capital, as reported herein	$ 13,232
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$25,748
Audit adjustments	56,236
Aggregate indebtedness, as reported herein	$ 81,984

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(2)(ii) is met.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the financial statements of Lighthouse Capital Corporation for the year ended December 31, 2004, and have issued our report thereon dated February 23 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lighthouse Capital Corporation, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 23, 2005